INDEPENDENT AUDITORS' CONSENT



Board of Directors and Policyowners
ReliaStar Bankers Security Variable Life Separate Account I:

We consent to the use in the Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-19123) of the ReliaStar Bankers Security Variable Life Separate Account I (formerly Bankers Security Variable Life Separate Account I) filed under the Securities Act of 1933 and the Investment Company Act of 1940, respectively, of our report dated February 2, 1995 on the audit of the statement of operations and changes in net assets of ReliaStar Bankers Security Variable Life Separate Account I for the year ended December 31, 1994, appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.



/s/ KPMG Peat Marwick LLP


May 8, 1997